Exhibit 12.1

Intrexon Corporation

Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends (1)

(in thousands)

	Six Months Ended June 30,	Year Ended December 31,
	2014	2013	2012	2011
Calculation of earnings (loss):
Pre-tax loss from continuing operations before adjustment for equity in net loss from equity method investments	(47,772)	(40,302)	(82,148)	(85,280)
Add: Fixed charges (see below)	989	1,999	1,734	1,515

Total loss	(46,783)	(38,303)	(80,414)	(83,765)

Fixed charges:
Interest expense	(79)	(141)	(57)	(183)
Interest expense on portion of rent expense representative of interest	(910)	(1,858)	(1,677)	(1,332)
Total fixed charges	(989)	(1,999)	(1,734)	(1,515)
Ratio of earnings to fixed charges	— (2)	— (2)	— (2)	— (2)
Accretion of dividends on redeemable convertible preferred stock	—	(18,391)	(21,994)	(13,868)

Total combined fixed charges and preferred stock dividends	(989)	(20,390)	(23,728)	(15,383)

Ratio of earnings to combined fixed charges and preferred stock dividends	— (3)	— (3)	— (3)	— (3)

(1)	All outstanding shares of redeemable convertible preferred stock along with cumulative dividends that existed prior to our initial public offering in August 2013 were converted into shares of common stock in connection with our initial public offering. As of the date of this prospectus, no shares of preferred stock are outstanding.
(2)	Earnings for the six months ended June 30, 2014, and for the years ended December 31, 2013, 2012 and 2011 were less than zero. As a result the coverage ratio was less than 1:1. The amounts of the deficiencies, or the additional earnings we would need to generate to achieve a coverage ratio of 1:1, were approximately $47,772, $40,302, $82,148 and $85,280, respectively, for the six months ended June 30, 2014, and for the years ended December 31, 2013, 2012 and 2011.
(3)	Earnings for the six months ended June 30, 2014, and for the years ended December 31, 2013, 2012 and 2011 were less than zero. As a result the coverage ratio was less than 1:1. The amounts of the deficiencies, or the additional earnings we would need to generate to achieve a coverage ratio of 1:1, were approximately $47,772, $58,693, $104,142 and $99,148, respectively, for the six months ended June 30, 2014, and for the years ended December 31, 2013, 2012 and 2011. We had no preferred stock outstanding during the six months ended June 30, 2014.